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EXHIBIT 23.1



Consent of Independent Auditors


The Board of Directors
Airgas, Inc.

We consent to incorporation by reference in the registration statements (Nos. 33-25419 and 33-64058) on Form S-8 of Airgas, Inc. of our report dated May 27, 1998 relating to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 1997 and 1996, the related statements of changes in net assets available for benefits for the years ended in December 31, 1997 and 1996, and the related supplemental schedule of assets held for investment purposes and schedule of reportable transactions as of December 31, 1997, which report is included in the December 31, 1997 Annual Report on Form 11-K of Airgas, Inc. 401(k) Plan.



KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
June 24, 1998

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